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This Form CB contains 1491
pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	9
Securities Act Rule 802 (Exchange Offer)	:
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	9
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	9
Exchange Act Rule 14e-2(d) (Subject Company Response)	9
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	9

Banca Fideuram S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Sanpaolo IMI S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0000082963
(CUSIP Number of Class of Securities (if applicable))

Carlo Giuseppe Angelini
Piazza San Carlo 156
10121 Turin, Italy
+39-011-555-1
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Antonio Cangeri
Banca Fideuram
Piazzale Giulio Douhet 31
00143 Rome, Italy

Luigi L. De Ghenghi
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

*
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)
English translation of the project of Sanpaolo IMI S.p.A. and Banca Fideuram S.p.A. (the "Project") for the partial spin off of Banca Fideuram in favor of Sanpaolo IMI S.p.A. in accordance with Art. 2506-bis of the Italian Civil Code, dated May 18, 2004 and deposited with the Italian authorities on May 28, 2004.

(b)
English translation of the Articles of Association of the Spun-off Company (as defined in the Project); attachment A to the Project.

(c)
English translation of the provisions of the Articles of Association of the Spun-off Company in the event of approval of the changes provided for in the last section of paragraph 2.1 of the Project; attachment B to the Project.

(d)
English translation of the Articles of Association of the Beneficiary Company (as defined in the Project); attachment C to the Project.

(e)
English translation of the provisions of the Articles of Association of the Beneficiary Company in the event of approval of the changes provided for in the last section of paragraph 2.2 of the Project; attachment D to the Project.

(f)
English translation of the Report of the Board of Directors of Sanpaolo IMI S.p.A. on the proportional partial demerger of Banca Fideuram S.p.A. in favour of SANPAOLO IMI S.p.A., deposited with the Italian authorities on May 28, 2004.

(g)
English translation of the Report of the Board of Directors of Banca Fideuram S.p.A. on the proportional partial demerger of Banca Fideuram S.p.A. in favour of SANPAOLO IMI S.p.A., deposited with the Italian authorities on May 28, 2004.

(h)
Cover letter of PricewaterhouseCoopers S.p.A. to the auditors' report pursuant to articles 2506 ter and 2501 sexies of the Italian Civil Code.

(i)
English translation of the auditors' report of PricewaterhouseCoopers S.p.A. pursuant to articles 2506 ter and 2501 sexies of the Italian Civil Code.

(j)
Cover letter of Reconta Ernst & Young S.p.A. to the auditors' report pursuant to articles 2506 ter and 2501 sexies of the Italian Civil Code.

(k)
English translation of the auditors' report of Reconta Ernst & Young S.p.A. pursuant to articles 2506 ter and 2501 sexies of the Italian Civil Code.

(l)
English translation of the annual report of Sanpaolo IMI S.p.A. for the year ended December 31, 2003.

(m)
English translation of the annual report of Sanpaolo IMI S.p.A. for the year ended December 31, 2002.

(n)
English translation of the annual report of Sanpaolo IMI S.p.A. for the year ended December 31, 2001.

(o)
English translation of the annual report of Banca Fideuram S.p.A. for the year ended December 31, 2003.

(p)
English translation of the annual report of Banca Fideuram S.p.A. for the year ended December 31, 2002.

(q)
English translation of the annual report of Banca Fideuram S.p.A. for the year ended December 31, 2001.

(r)
English translation of the notice of Shareholders' meeting of Banca Fideuram made available on June 1, 2004.

Item 2. Informational Legends

        The business combination described herein relates to the securities of foreign companies. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

        It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Sanpaolo IMI and Banca Fideuram are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

        The materials attached herein may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in the materials attached herein and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines, market share, financial results and other aspects of the activities and situation relating to the Sanpaolo IMI Group. Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Readers are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of the materials. The Sanpaolo IMI Group undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of the materials.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)
Not applicable.

(2)
Not applicable.

(3)
Not applicable.

PART III CONSENT TO SERVICE OF PROCESS

(1)
A written irrevocable consent on Form F-X was filed by Sanpaolo IMI S.p.A. on February 17, 2004.

(2)
Not applicable.

Exhibit Index

Exhibit Number	Description
1.0	English translation of the project of Sanpaolo IMI S.p.A. and Banca Fideuram S.p.A. (the "Project") for the partial spin off of Banca Fideuram in favor of Sanpaolo IMI S.p.A. in accordance with Art. 2506-bis of the Italian Civil Code, dated May 18, 2004 and deposited with the Italian authorities on May 28, 2004.
2.0	English translation of the Articles of Association of the Spun-off Company (as defined in the Project); attachment A to the Project.
3.0
English translation of the provisions of the Articles of Association of the Spun-off Company in the event of approval of the changes provided for in the last section of paragraph 2.1 of the Project; attachment B to the Project.
4.0	English translation of the Articles of Association of the Beneficiary Company (as defined in the Project); attachment C to the Project.
5.0
English translation of the provisions of the Articles of Association of the Beneficiary Company in the event of approval of the changes provided for in the last section of paragraph 2.2 of the Project; attachment D to the Project.
6.0
English translation of the Report of the Board of Directors of Sanpaolo IMI S.p.A. on the proportional partial demerger of Banca Fideuram S.p.A. in favor of SANPAOLO IMI S.p.A., deposited with the Italian authorities on May 28, 2004.
7.0
English translation of Report of the Board of Directors of Banca Fideuram S.p.A. on the proportional partial demerger of Banca Fideuram S.p.A. in favour of SANPAOLO IMI S.p.A., deposited with the Italian authorities on May 28, 2004.
8.0	Cover letter of PricewaterhouseCoopers S.p.A. to the auditors' report pursuant to articles 2506 ter and 2501 sexies of the Italian Civil Code.
9.0	English translation of the auditors' report of PricewaterhouseCoopers S.p.A. pursuant to articles 2506 ter and 2501 sexies of the Italian Civil Code.
10.0	Cover letter of Reconta Ernst & Young S.p.A. to the auditors' report pursuant to articles 2506 ter and 2501 sexies of the Italian Civil Code.
11.0	English translation of the auditors' report of Reconta Ernst & Young S.p.A. pursuant to articles 2506 ter and 2501 sexies of the Italian Civil Code.
12.0	English translation of the annual report of Sanpaolo IMI S.p.A. for the year ended December 31, 2003.
13.0	English translation of the annual report of Sanpaolo IMI S.p.A. for the year ended December 31, 2002.
14.0	English translation of the annual report of Sanpaolo IMI S.p.A. for the year ended December 31, 2001.
15.0	English translation of the annual report of Banca Fideuram S.p.A. for the year ended December 31, 2003.
16.0	English translation of the annual report of Banca Fideuram S.p.A. for the year ended December 31, 2002.

17.0	English translation of the annual report of Banca Fideuram S.p.A. for the year ended December 31, 2001.
18.0	English translation of the notice of Shareholders' meeting of Banca Fideuram made available on June 1, 2004.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sanpaolo IMI S.p.A.
By:	/s/ GIORGIO SPRIANO Name: Giorgio Spriano Title: Head of Company Secretariat

Date: June 1, 2004

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Exhibit Index
SIGNATURES